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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date MARCH 1, 2005	By:	"(Signed)" J.C. STEFAN SPICER (Signature)*
*Print the name and title under the signature of the signing officer	J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

CENTRAL FUND OF CANADA LIMITED

Exhibit A:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, Chief Executive Officer.

Exhibit B:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, Chief Financial Officer.

CENTRAL FUND OF CANADA LIMITED
P.O. Box 7319
Ancaster, Ontario, L9G 3N6
FORM 52-109F2

I, J.C. Stefan Spicer, President and Chief Executive Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited for the interim period ending January 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: March 1, 2005

By: (Signed) "J.C. STEFAN SPICER"
J.C. Stefan Spicer
Chief Executive Officer
Central Fund of Canada Limited

CENTRAL FUND OF CANADA LIMITED
P.O. Box 7319
Ancaster, Ontario, L9G 3N6
FORM 52-109F2

I, Cathy A. Spackman, Chief Financial Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited for the interim period ending January 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: March 1, 2005

By: (Signed) "CATHY A. SPACKMAN"
Cathy A. Spackman, CMA
Chief Financial Officer
Central Fund of Canada Limited

1 QUARTER REPORT

        Central Fund is currently 97.5% invested in gold and silver bullion. At January 31, 2005 Central Fund's gold holdings were 614,242 fine oz. of physical bullion and 5,349 fine oz. of gold bullion certificates. Silver holdings were 30,728,142 oz. of physical bullion and 245,572 oz. of silver bullion certificates. The physical bullion is insured and held in safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:
J.C. Stefan Spicer, President

MANAGEMENT DISCUSSION & ANALYSIS

Results of Operations — Change in Net Assets

        Net assets increased by approximately $63,426,488 during the three months ended January 31, 2005. Of that amount, $80,904,000 was the result of the issuance of 15,000,000 Class A shares through a public offering on November 3, 2004. These shares were issued at a premium to net asset value such that there was no dilution of existing Class A shareholders' interests. Details of this private placement are provided in Note 3 to the accompanying financial statements.

        The share capital now issued and outstanding is 94,296,320 fully participating Class A shares listed on the American Stock Exchange and The Toronto Stock Exchange. Common shares remain at 40,000 issued and outstanding.

Results of Operations — Net Income (Loss)

        Central Fund's earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes and Class A share dividends. Because gold and silver bullion do not generate revenue, Central Fund's actual revenues are a miniscule percentage of its net assets. However, early adoption of a new Canadian Institute of Chartered Accounting policy now compels Central Fund to record unrealized appreciation (depreciation) of investments in income.

        The net loss (inclusive of unrealized depreciation) for the three months ended January 31, 2005 was $17,477,512 compared to net income (inclusive of unrealized appreciation) of $21,295,524 for the same period in 2004. Since January 31, 2004, net assets have increased by approximately $194,366,163 or 68%. The Company has used the bulk of the proceeds of the two Class A share issues over the past twelve months to purchase gold and silver bullion, primarily in bar form. Certain expenses, such as administration fees that are scaled, and together with income taxes, vary in proportion to net asset levels, or, in the case of stock exchange fees (included in shareholder information), with issuances of Class A shares. Safekeeping fees and bullion insurance costs increased as a result of the purchases of physical gold and silver bullion discussed above. Administrative fees remitted to The Central Group Alberta Limited for the three months increased to $386,818 from $213,565, such increase being at the rate of one-quarter of one percent per annum on the increased assets under administration. Finally, professional fees increased as a result of legal and audit work required to adopt guidelines for complying with new audit and corporate governance rules and regulations.

        Despite an increase in overall expense levels, the operating expenses (before income taxes) as a percentage of average net assets declined, being 0.13% for the three months ended January 31, 2005 compared to 0.12% for the same three-month period in 2004. For the twelve months ended January 31, 2005, the operating expense ratio was 0.48% compared to 0.61% for the prior twelve-month period.

Liquidity and Capital Resources

        Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions of Class A shares (if any).

        For the three months ended January 31, 2005, Central Fund's cash reserves increased by $3,117,067 as amounts used to pay operating expenses, taxes and the Class A share dividend were more than offset by amounts retained in interest-bearing cash deposits for working capital purposes from the public offering completed in November 2004. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Statements of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	January 31 2005	October 31 2004
Net Assets:
Gold bullion at market, average cost $246,833,606 (2003: $151,493,054) (note 2)	$261,560,491	222,814,301
Silver bullion at market, average cost $216,589,466 (2003: $131,083,826) (note 2)	208,143,359	187,403,793
Marketable securities at market, average cost $89,430	60,233	68,221
Interest-bearing cash deposits	12,599,603	9,482,536
Prepaid insurance, interest receivable and other	67,637	81,351

	482,431,323	419,850,202
Accrued liabilities	(655,256)	(707,660)
Dividends payable	—	(792,963)

Net assets representing shareholders' equity	$481,776,067	418,349,579

Represented by:
Capital Stock (note 3):
94,296,320 (2003: 59,796,320) Class A shares issued	$452,615,394	371,711,394
40,000 Common shares issued	19,458	19,458

	452,634,852	371,730,852
Contributed surplus (note 4)	22,889,634	23,678,513
Retained earnings inclusive of unrealized appreciation (depreciation) of investments	6,251,581	22,940,214

	$481,776,067	418,349,579

Net Asset Value Per Share (expressed in U.S. dollars):
Class A shares	$5.11	4.81
Common shares	$2.11	1.81

Net Asset Value Per Share (expressed in Canadian dollars):
Class A shares Common shares	$6.32	6.37
	$2.61	2.39

Exchange rate: U.S. $1.00 = Cdn.	$1.2380	1.3264

Notes:

1.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2004 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.
Details of gold and silver bullion holdings at January 31, 2005, are as follows:

Holdings	Gold	Silver
100 & 400 fine oz bars	614,242	1000 oz bars	30,728,142
Certificates	5,349	Certificates	245,572

Total fine ounces	619,591	Total ounces	30,973,714

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2004	U.S. $425.55	U.S. $7.16
January 31, 2005	U.S. $422.15	U.S. $6.72

3.
On November 3, 2004, the Company, through a public offering issued 15,000,000 Class A shares for proceeds of $81,504,000 net of underwriting fees of $3,396,000. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $80,904,000.

The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, both in physical bar form. The balance of the net proceeds, approximately $4,837,600, was retained by the Company in interest-bearing cash deposits for working capital purposes.

4.
Contributed surplus is used to eliminate any deficit that may arise from net losses before unrealized appreciation (depreciation) of investments and on the payment of the Class A shares' stated dividend per share. Accordingly, $788,879 (2004, $499,293) has been transferred from contributed surplus on January 31, 2005 and 2004 representing the net loss before unrealized appreciation (depreciation) of investments for the three months then ended.

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Three months ended January 31
	2005	2004
Net assets at beginning of period	$418,349,579	194,663,349

Add (deduct):
Net income (loss)	(17,477,512)	21,295,516
Net issuance of Class A shares	80,904,000	71,451,040
Increase in net assets during the period	63,426,488	92,746,555

Net assets at end of period	$481,776,067	287,409,904

Statements of Income (Loss)
(expressed in U.S. dollars, unaudited)(note 1)

	Three months ended January 31
	2005	2004
Income:
Interest	$50,022	9,751
Dividends	130	97
Unrealized appreciation (depreciation) of investments	(16,688,633)	21,794,816

	(16,638,481)	21,804,664

Expenses:
Administration fees	386,818	213,565
Shareholder Information	75,946	54,399
Safekeeping, insurance and bank charges	71,790	43,863
Directors' fees and expenses	27,265	15,327
Professional fees	16,1	9,566
Registrar and transfer agents' fees	8,988	6,670
Miscellaneous	299	337
Foreign currency exchange loss	31,097	8,001

	618,368	351,728

Income (loss) from operations before income taxes	(17,256,849)	21,452,936
Income taxes	(220,663)	(157,412)

Net income (loss) (note 5)	$(17,477,512)	21,295,524

Net income (loss) per share:
Class A shares	$(.19)	.23
Common shares	$(.19)	.23

Notes:

This change does not affect the net asset value of the Company.

5.
For the quarter ended January 31, 2005, with retroactive application to prior periods, the Company early adopted Accounting Guideline 18, Investment Companies ("AcG — 18"), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their fair value with changes in fair value recognized in income in the period in which the change occurred. While the Company's accounting policy, prior to adoption of AcG — 18, had been to measure its investments at fair value, the Company did not recognize the unrealized gains and losses in income, but instead recognized them only as a separate component of shareholders' equity until realized, at which time they were recognized in income.
	Period Ended
	Jan 31/05	Jan 31/04
Net loss prior to change in accounting policy	(788,879)	(499,301)
Adjustment for change in accounting policy	(16,688,633)	21,794,816

Net income (loss) as reported	(17,477,512)	21,295,515

  The adoption of AcG — 18 had no effect on the Company's financial position as at January 31, 2005 or January 31, 2004.

Portfolio at January 31, 2005

Corporate Information

Investor Inquiries	Head Office	Stock Exchange Listings
P.O. Box 7319 55 Broad Leaf Crescent Ancaster, Ontario Canada L9G 3N6 Telephone: (905) 648-7878 Fax: (905) 648-4196 Website: www.centralfund.com E-mail: info@centralfund.com	Hallmark Estates 805, 1323-15th Avenue S.W. Calgary, Alberta Canada T3C 0X8 Telephone: (403) 228-5861 Fax: (403) 228-2222	AMEX: Class A shares TSX: Class A shares	Electronic Ticker Symbol CEF CEF.NV.A and CEF.NV.U	Newspaper Quote Symbol CFCda CFund A

Net Asset Value Information

The net asset value per Class A share is available daily by calling Investor Inquiries.
The Thursday net asset value is published in financial newspapers in the United States and Canada.

        In Canada, the net asset value is also published daily in the Globe and Mail Report on Business Fund Asset Values table.

1ST QUARTER	INTERIM REPORT TO SHAREHOLDERS for the three months ended January 31, 2005

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SIGNATURES
EXHIBIT INDEX CENTRAL FUND OF CANADA LIMITED